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EXHIBIT A

        Central Fund of Canada Limited (symbols: AMEX-CEF, TORONTO-CEF.A and CEF.U) has today released selected comparative financial information relating to net assets and results of operations for the year ended October 31, 2006.

CENTRAL FUND OF CANADA LIMITED
STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	As at October 31,
	2006	2005
Net assets:
Gold bullion, at market, average cost $284,691,854 (2005: $246,833,606)	$410,565,912	$291,672,631
Silver bullion, at market, average cost $252,354,197 (2005: $216,589,467)	410,665,810	240,510,890
Marketable securities, at market, average cost — $nil (2005: $89,430)	—	65,954
Interest-bearing cash deposits	16,636,587	10,195,379
Prepaid bullion insurance	62,500	62,500
Interest receivable and other	265,004	13,977

	838,195,813	542,521,331
Accrued liabilities	(820,662)	(576,925)
Dividends payable	(1,046,545)	(942,963)

Net assets representing shareholders' equity	$836,328,606	$541,001,443

Represented by:
Capital stock
104,654,532 (2005: 94,296,320)
Class A shares issued	$536,847,071	$452,654,090
40,000 Common shares issued	19,458	19,458
Contributed surplus	15,294,174	19,595,783
Retained earnings inclusive of unrealized appreciation	284,167,903	68,732,112

	$836,328,606	$541,001,443

Net asset value per share:
Class A shares	$7.99	$5.74
Common shares	$4.99	$2.74

Net asset value per share expressed in Canadian dollars
Class A shares	$8.97	$6.77
Common shares	$5.60	$3.23
Exchange rate year end: U.S. $1.00 = Cdn.	$1.1227	$1.1801

The change in net assets as reported in U.S. dollars from period to period is primarily a result of share offerings and the changing market prices of gold and silver and the proportion of each held by the Company. Also, because gold and silver are initially denominated in U.S. dollars, changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

In 2006, net assets as reported in U.S. dollars increased by $295.3 million or 54.6%. A portion of this increase was the result of two public offerings completed during the year. Shares were issued in these offerings at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. The net proceeds from the share issues totalled $84,192,981, of which $37,858,248 was used to purchase 60,435 fine ounces of gold bullion, and $35,764,730 was used to purchase 3,021,800 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $10,570,003, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $211.1 million was primarily attributable to increases in the price of gold and silver during the year.

During the fiscal year, the net asset value per Class A share, as reported in U.S. dollars, increased by 39.2% from $5.74 to $7.99. Gold prices increased by 28.3% during the fiscal year while silver prices increased by 55.6%. The net asset value per Class A share, as reported in Canadian dollars, while subject to the same effects described above, increased by a lesser amount of 32.5% primarily as a result of the 4.9% decrease in the exchange value of the U.S. dollar relative to the Canadian dollar.

CENTRAL FUND OF CANADA LIMITED
STATEMENT OF INCOME
(expressed in U.S. dollars)

	Years ended October 31,
	2006	2005	2004
Income:
Interest	$546,537	$327,407	$96,264
Dividends	420	1,024	498
Loss on sale of marketable securities	(3,153)	—	—
Unrealized appreciation of holdings	215,435,792	45,791,898	46,221,551

	215,979,596	46,120,329	46,318,313

Expenses:
Administration fees	2,013,322	1,553,660	1,108,851
Safekeeping, insurance and bank charges	893,118	467,226	214,901
Shareholder information	216,738	157,368	105,341
Legal fees	111,029	107,950	27,769
Directors' fees and expenses	103,986	110,320	60,576
Stock exchange fees	90,740	70,171	53,695
Audit fees	71,826	36,026	28,976
Registrar and transfer agent fees	71,038	63,116	43,749
Miscellaneous	1,798	1,161	1,698
Foreign exchange loss	389	31,651	15,920

	3,573,984	2,598,649	1,661,476

Income before income taxes	212,405,612	43,521,680	44,656,837
Income taxes	(224,885)	(869,549)	(740,684)

Net income	$212,180,727	$42,652,131	$43,916,153

Basic and diluted net income per share:
Class A shares	$2.17	$0.45	$0.64
Common shares	$2.16	$0.44	$0.63

The net income of $212,180,727 during the 2006 fiscal year was 497.5% higher than the 2005 net income of $42,652,131. The prime component of this increase was unrealized appreciation of investments as a result of the adoption of the new accounting policy. Interest income was higher compared to the prior year as average balances of interest-bearing cash deposits were higher. All of the nominal amount of marketable securities were sold during fiscal 2006.

Expenses (which exclude taxes) increased by 37.5% over the prior year. The increase in net assets during the year, as a result of two public offerings and the increases in the prices of gold and silver, had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month-end increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above. Safekeeping fees and bullion insurance have significantly increased during the year for the same reasons. Legal, audit and regulatory expenses increased as a result of changes to the compliance requirements for the company as stipulated by Canadian and U.S. Securities Regulators. Shareholder information costs increased as Canadian and U.S. stock exchange fees were increased at the time of filing the additional issues of shares.

Expenses (which exclude taxes) as a percentage of the average of the month-end net assets during the 2006 fiscal year were 0.48% compared to 0.51% in 2005. Taxes, or more specifically the Federal large corporations capital tax, was paid by the Company until its elimination by the Canadian Government effective January 1, 2006. The decrease in income taxes to $224,885 from $869,549 in 2005 is directly related to the elimination of the Federal large corporations capital tax effective January 1, 2006.

Central Fund of Canada Limited operates as a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not actively speculate with regard to short-term changes in gold and silver prices. At October 31, 2006, the Class A shares of Central Fund were backed 98.2% by gold and silver bullion and may be purchased, held and sold with ease on either the American Stock Exchange (CEF) or The Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878

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CENTRAL FUND OF CANADA LIMITED STATEMENT OF NET ASSETS (expressed in U.S. dollars)
CENTRAL FUND OF CANADA LIMITED STATEMENT OF INCOME (expressed in U.S. dollars)